

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

Abidali Neemuchwala
Chairman and Chief Executive Officer
Compass Digital Acquisition Corp.
3626 N Hall St, Suite 910
Dallas, Texas 75219

> **Re: Compass Digital Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Confidentially Submitted May 25, 2021**
> **CIK No. 0001851909**

Dear Mr. Neemuchwala:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement Confidentially Submitted May 25, 2021

Cover Page

1. Please dislcose on the cover page that if each of the anchor investors purchases the full 9.9% of the units it has expressed an interest in purchasing, the anchor investors would own in the aggregate approximately 17.19% of the outstanding ordinary shares following this offering (or approximately 15.10% of the outstanding ordinary shares if the underwriters' over-allotment option is exercised in full).

Principal Shareholders, page 133

2. Please disclosure the natural person or persons who exercise sole or shared voting and/or dispositive power with respect to the shares held by Apollo Capital Management and

Meteora Capital Partners, LP, or tell us why such disclosure is not required.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis Goldberg